Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
(Thousands of Dollars)

Income from continuing operations before interest charges and income taxes	$118,424	$107,986	$126,517	$113,228	$101,867
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,799	1,825	1,833	1,691	1,485
Total Earnings	$120,223	$109,811	$128,350	$114,919	$103,352

Interest on long-term debt – Laclede Gas	$23,161	$24,583	$24,583	$19,851	$22,502
Other Interest	2,256	2,269	5,163	9,626	11,432
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,799	1,825	1,833	1,691	1,485
Total Fixed Charges	$27,216	$28,677	$31,579	$31,168	$35,419

Ratio of Earnings to Fixed Charges	4.42	3.83	4.06	3.69	2.92